VIA EDGAR

June 26, 2015

Division of Corporation Finance

US Securities and Exchange Commission

Washington, DC 20549

Re: Consumer Portfolio Services, Inc.

Amendment No. 1 to Form S-3 Registration Statement

Filed June 26, 2015

File No. 333-204492

Ladies and gentlemen

We have filed today an amendment of our registration statement, file number 333-204492, originally filed May 28, 2015.

We believe this amendment is responsive to the comments of the Staff contained in the letter of Era Anagnosti (transmitted by Jonathan Gottlieb) dated June 12, 2015, and that the amended registration statement is otherwise compliant in all respects with the law and the rules of the Commission. We reproduce and discuss below the two Staff comments.

Selling Shareholders, page 3

1. Please revise the disclosure in the first paragraph to identify the “private transactions” in which the securities being offered by the selling shareholders were sold. Please refer to Rule 430B(b)(2)(iii) under the Securities Act of 1933, as amended.

We have added language on page 3 to identify the transactions in which outstanding securities were issued. There were three such transactions, separately completed in 1991, 1995 and 2008.

2. Based on your disclosure in the second paragraph, it appears that you are also registering for resale warrants, not just the common stock underlying the warrants. Please explain, or otherwise, revise the appropriate sections of the prospectus, including the prospectus cover page, to reflect the resale registration of warrants. Further revise your disclosure to identify the initial offering transaction(s) in which you sold the warrants to the selling shareholders.

We had intended to register the resale of outstanding warrants. On further consideration, we can think of no reason why the sale of the warrants should be preferable to sale of the underlying shares. Accordingly, we have revised the registration statement to refer only to sales of such shares. The amended registration statement thus will register only the sales of such shares, and not sales of the warrants.

We have identified the transaction in which we sold the warrants: it is the year 2008 transaction mentioned above.

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We acknowledge and understand that we are responsible for the adequacy and accuracy of the disclosures in our filings; that the staff’s comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mark Creatura

Mark Creatura

Senior Vice President

Consumer Portfolio Services, Inc.